SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)

Carrizo Oil & Gas, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

144577103
(CUSIP Number)

December 31, 2007
(Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

(Page 1 of 7 Pages)

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     *The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be
deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act
of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes)

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centennial Energy Partners, L.L.C. 13-3961810		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a)	[ ]
		(b)	[X]
(3)	SEC USE ONLY		
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER -0-
	(6)	SHARED VOTING POWER 1,955,922
	(7)	SOLE DISPOSITIVE POWER -0-
	(8)	SHARED DISPOSITIVE POWER 1,955,922

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,922	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.99%	
(12)	TYPE OF REPORTING PERSON ** OO	

** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter K. Seldin		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a)	[ ]
		(b)	[X]
(3)	SEC USE ONLY		
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States		

NUMBER OF	(5)	SOLE VOTING POWER 0
SHARES		
BENEFICIALLY	(6)	SHARED VOTING POWER 1,955,922
OWNED BY		
EACH	(7)	SOLE DISPOSITIVE POWER 0
REPORTING		
PERSON WITH	(8)	SHARED DISPOSITIVE POWER 1,955,922

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,922	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.99%	
(12)	TYPE OF REPORTING PERSON ** IN	

** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

The name of the issuer is Carrizo Oil & Gas, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 1000 Louisiana Street, Suite 1500, Houston, Texas 77002.

Item 2(a).   Name of Person Filing:

This statement is filed by:
(i) Centennial Energy Partners, L.L.C., (Energy) a limited liability company organized under the laws of the State of Delaware, with respect to the shares of Common Stock directly owned by Centennial Energy Partners, L.P., Hoyt Farm Partners, L.P., Quadrennial Partners, L.P. and Centennial Energy Partners V, L.P.(collectively ?the Partnerships?).
(ii)Peter K. Seldin, with respect to the shares of Common Stock owned by the entity in (i).

Energy and Mr. Seldin do not own any shares of Common Stock directly. The foregoing are hereinafter sometimes collectively referred to as The "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is 575 Lexington Ave. 33rd FL., New York, New York 10022.

Item 2(c).   Citizenship:

Energy is a limited liability company organized under the laws of the State of Delaware.
Peter K. Seldin is a United States citizen.

Item 2(d).   Title of Class of Securities:

Common Stock par value $.01 per share (the "Common Stock")

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

       (a) [ ]   Broker or dealer registered under Section 15 of the Act,

       (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

       (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

       (d) [ ]   Investment Company registered under Section 8 of the Investment Company Act of 1940,

       (e) [ ]   Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

       (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

       (g) [ ]   Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

       (h) [ ]   Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

       (i) [ ]   Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

       (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.   Ownership.

A. Centennial Energy Partners, L.L.C.
            (a) Amount beneficially owned: 1,955,922
            (b) Percent of class: 6.99% The percentages used herein and in
                the rest of Item 4 are calculated based upon 27,982,089
                shares of Common Stock outstanding as reported by the Company
                as of November 1, 2007. This information was provided in the
                Company?s Form 10Q for the period ended September 30, 2007.
        (c) (i) Sole power to vote or direct the vote: 0
            (ii) Shared power to vote or direct the vote: 1,955,922
           (iii) Sole power to dispose or direct the disposition: 0
            (iv) Shared power to dispose or direct the disposition: 1,955,922

B. Peter K. Seldin
            (a) Amount beneficially owned: 1,955,922
            (b) Percent of class: 6.99%
        (c) (i) Sole power to vote or direct the vote: 0
            (ii) Shared power to vote or direct the vote: 1,955,922
           (iii) Sole power to dispose or direct the disposition: 0
            (iv) Shared power to dispose or direct the disposition: 1,955,922

Item 5.   Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Energy, the general partner of the Partnerships has the power
to dispose of and the power to vote the shares of Common Stock
beneficially owned by each of the partnerships. Peter K. Seldin is
the Managing Member of Energy, and accordingly, has the power to vote
and dispose of the Common Stock beneficially held by Energy.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

    Not applicable.

Item 8.   Identification and Classification of Members of the Group.

    Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.   Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2008

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
        Peter K. Seldin
        Managing Member

By: /s/ Peter K. Seldin
        Peter K. Seldin

AGREEMENT

The undersigned agree that this schedule 13G dated February 12, 2008 relating to the Common Stock of Carrizo Oil & Gas, Inc. shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
     Managing Member

By: /s/ Peter K. Seldin
     Peter K. Seldin